[WILLIAMS MULLEN CHRISTIAN & DOBBINS LETTERHEAD]

                              FORM OF TAX OPINION


                                  May __, 1998

Board of Directors
Rappahannock Bankshares, Inc.
257 Gay Street
P. O. Box 179
Washington, Virginia  22747

        Re: Tax Opinion - Merger of Rappahannock Bankshares, Inc. with and into Union Bankshares Corporation

Ladies and Gentlemen:

        You have requested our opinion as to certain federal income tax consequences of the proposed merger (the "Merger") of Rappahannock Bankshares, Inc. ("Rappahannock") with and into Union Bankshares Corporation ("Union") pursuant to the Agreement and Plan of Affiliation and Merger, dated February 25, 1998, between Rappahannock and Union, and the related Plan of Merger (the "Merger Agreement"). Our opinion is given pursuant to Section 1.14(a) of the Merger Agreement.

                                     FACTS:

        Rappahannock is a Virginia corporation whose principal operations are conducted by its wholly-owned subsidiary, the Rappahannock National Bank of Washington, a national banking association ("Bank"). Rappahannock's principal executive office is located at 257 Gay Street, Washington, Virginia 22747. It is a registered bank holding company under the Bank Holding Company Act of 1956, as amended.

        Union is a multi-bank holding company organized under Virginia law. Union provides financial services through its wholly owned subsidiaries, Union

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Bank & Trust Company, Northern Neck State Bank, King George State Bank and Union
Investment Services, Inc. and through an indirectly owned subsidiary, Union Mortgage Company, LLC. Union's principal executive offices are located at 212 N. Main Street, Bowling Green, Virginia 22427. It is a registered bank holding company under the Bank Holding Company Act of 1956, as amended.

        Pursuant to the Merger Agreement, Rappahannock will be merged with and into Union in accordance with the provisions of Title 13.1 of the Code of Virginia of 1950, as amended. Each outstanding share of Rappahannock common stock will automatically become and be converted into 158.209 shares of common stock of Union. Cash will be paid in lieu of fractional shares. The Rappahannock shareholders are entitled by state law to dissent from the merger. After the Merger, Bank will continue its existing business and operations as a wholly owned subsidiary of Union.

        In connection with this opinion, we have reviewed (i) the Merger Agreement, (ii) the Registration Statement of Union on Form S-4, dated April 7, 1998, including the Prospectus and Proxy Statement contained therein, and (iii) such other documents concerning the Merger as we have deemed necessary ((i), (ii), and (iii) collectively, the "Merger Documents"). With respect to the various factual matters material to our opinions, we have relied upon certificateS of certain officers of Rappahannock and Union (the "Officers' Certificates"). We have assumed the correctness of the factual matters contained in such reliance sources and have made no independent investigation for the purpose of confirming that such factual matters are correct. As to all matters in which a person or entity has represented that such person or entity either is not a party to, does not have, or is not aware of, any plan or intention, understanding or agreement, we have assumed that there is in fact no plan, intention, understanding or agreement. We have also assumed that the Merger will be consummated in accordance with the Merger Agreement.

        We have assumed (i) the genuineness of all signatures on the Merger Documents, (ii) the due authorization, execution, and delivery of all documents and the validity and binding effect thereof, (iii) the authenticity of all documents submitted to us as originals, (iv) the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals from which the copies were made, and (v) the legal capacity of natural persons.

                                    OPINION:

        Based on the foregoing and subject to the limitations and qualifications set forth herein, we give our opinion as follows:

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        1. The Merger will qualify as a reorganization within the meaning of
Section 368(a)(l)(A) of the Internal Revenue Code (the "Code"), and Union and Rappahannock will each qualify as a "party to a reorganization" within the meaning of Section 368(b) of the Code.

        2. No gain or loss will be recognized for federal tax purposes by Union or Rappahannock as a result of the Merger.

        3. No gain or loss will be recognized for federal tax purposes by the shareholders of Rappahannock as a result of the exchange of their common stock solely for the common stock of Union.

        4. Any dissenting shareholder of Rappahannock who receives solely cash in exchange for shares of Rappahannock stock will be treated as receiving a distribution in redemption of such stock subject to the provisions and limitations of Section 302 of the Code.

        5. Any shareholder of Rappahannock who receives cash in lieu of a fractional share interest shall be treated as receiving a payment in redemption of such fractional interest subject to the provisions of Section 302 of the Code. Gain or loss will be realized and recognized to such shareholder measured by the difference between the redemption price and the portion of the shareholder's basis in Rappahannock stock allocable to such fractional share interest.

        6. The aggregate tax basis of the shares of Union stock received by each shareholder of Rappahannock will be equal to the aggregate tax basis of such shareholder's shares of Rappahannock stock surrendered therefor in the Merger.

        7. The holding period under Section 1223 of the Code for the shares of Union stock received by each shareholder of Rappahannock will include the holding period for the shares of Rappahannock stock of such shareholder surrendered therefor in the Merger, provided that the Rappahannock shareholder held such stock as a capital asset on the date of the Merger.

        In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service, and other authorities as we have considered relevant. Our opinion is limited to the federal tax law of the United States of America and is expressed as of the date hereof. We do not assume any obligation to update or supplement our opinion to

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reflect any fact or circumstance which hereafter comes to our attention or any change in law which hereafter occurs. Our opinions are limited to the matters expressly stated; no opinion is implied or may be inferred beyond such matters.

        Our opinion expressed herein is made in connection with the Merger and is solely for the benefit of Union, Rappahannock and its shareholders. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, which has been filed by Union with the Securities and Exchange Commission, and to the reference to our firm under the caption "Certain Federal Income Tax Consequences" in the Prospectus and Proxy Statement forming a part of the Registration Statement. This opinion may not, without our prior written consent, be otherwise distributed or relied upon by any other person, filed with any other government agency or quoted in any other document.

                                     Very truly yours,

                                     WILLIAMS, MULLEN, CHRISTIAN & DOBBINS



                                     By:___________________________________